210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech Inc. Announces Addition to Senior Management Team

CALGARY, AB, November 12, 2012 --- Oncolytics Biotech Inc. (“Oncolytics” or the "Company") (TSX:ONC, NASDAQ:ONCY) today announced the appointment of Mr. Kirk Look to the role of Chief Financial Officer.

Mr. Look has served as Oncolytics’ Controller since 2003 and has been the Chief Financial Officer of Oncolytics Biotech (U.S.) Inc. since 2009. Prior to joining Oncolytics, Mr. Look held progressively senior audit roles with Ernst & Young LLP in both North and South America over an eight year period. He holds a Bachelor of Commerce degree from the University of Calgary and is a Chartered Accountant.

“I am very pleased to announce Mr. Look’s appointment as CFO,” said Dr. Brad Thompson, President and CEO of Oncolytics. “We are looking forward to his contributions to the Company’s ongoing development in his new role.”

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics' clinical program includes a variety of human trials using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including such things as the appointment and performance of a new Chief Financial Officer, the Company's belief as to the potential of REOLYSIN as a cancer therapeutic, and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to the statistical sufficiency of patient enrollment numbers in separate patient groups, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statement and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	DGI, LLC Tom Caden 20th Floor, 1251 Avenue of the Americas New York, NY 10020 Tel: 212.825.3210 Fax: 212.825.3229 tcaden@dgicomm.com